Exhibit 99.2

CRH MEDICAL CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2018

The following management discussion and analysis (“MD&A”) should be read in conjunction with CRH Medical Corporation’s (the “Company” or “CRH”) unaudited condensed consolidated interim financial statements for the three months ended March 31, 2018 and 2017 and the annual consolidated financial statements and the corresponding notes thereto for the year ended December 31, 2017. The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Unless otherwise specified, all financial data is presented in United States dollars. This MD&A is as of April 27, 2018.

Additional information related to the Company, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com.

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Information included or incorporated by reference in this report may contain forward-looking statements. This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “plan,” “intend” or “project” or the negative of these words or other variations on these words or comparable terminology. Certain risks underlying our assumptions are highlighted below; if risks materialize, or if assumptions prove otherwise to be untrue, our results will differ from those suggested by our forward looking statements and our results and operations may be negatively affected. Forward looking statements in this report include statements regarding profitability, additional acquisitions, increasing revenue and Operating EBITDA, continued growth of our business in line with historical growth rates, trends in our industry, financing plans, our anticipated needs for working capital and leveraging our capabilities. Actual events or results may differ materially from those discussed in forward-looking statements. There can be no assurance that the forward-looking statements currently contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it. The Company disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law. Forward-looking information reflects current expectations of management regarding future events and operating performance as of the date of this document. Such information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in forward-looking information, including, without limitation: our ability to identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; our ability to manage growth and achieve our expansion strategy; changes to payment rates or methods of third-party payors, including United States government healthcare programs, changes to the United States laws and regulations that regulate payments for medical services, the failure of payment rates to increase as our costs increase, or changes to our payor mix; decreases in our revenue and profit margin under our fee for service contracts and arrangements, where we bear the risk of changes in volume, payor mix, Radiology, Anesthesiology and Pathology benefits, and third-party reimbursement rates; Ambulatory Surgical Centers or other customers may terminate or choose not to renew their agreements with us; our need to raise additional capital to fund future operations; the effect of various restrictive covenants and events of default under the Credit Facilities; we may still be able to incur substantially more debt, which could further exacerbate the risks associated with increased leverage; significant price and volume fluctuation of our share prices; the risk that we may write-off intangible assets; the operating margins and profitability of our anesthesia segment could be adversely affected if we are unable to maintain or increase anesthesia procedure volumes at our existing Ambulatory Surgical Centers; we may not be able to successfully recruit and retain qualified anesthesiologists or other independent contractors; adverse events related to our product or our services may subject us to risks associated with product liability, medical malpractice or other legal claims, insurance claims, product recalls and other liabilities, which may adversely affect our operations; our industry’s health and safety risks; Affordable Care Act reform in the United States may have an adverse effect on our business, financial condition, results of operations and cash flows and the trading price of our securities, financial condition, results of operations and cash flows and the trading price of our securities; failure to manage third-party service providers may adversely affect our ability to maintain the quality of service that we provide; income tax audits and changes in our effective income tax rate could affect our results of operations; our dependence on suppliers could have a material adverse effect on our business, financial condition and results of operations; unfavorable economic conditions could have an adverse effect on our business; we may be subject to a variety of regulatory investigations, claims, lawsuits, and other proceedings; if we are unable to adequately protect or enforce our intellectual property, our competitive position could be impaired; we may not be successful in marketing our products and services; our employees and third-party contractors may not appropriately record or document services that they provide; failure to timely or accurately bill for services could have a negative impact on our net revenue, bad debt expense and cash flow; we may be unable to enforce the non-competition and other restrictive covenants in our agreements; our senior management has been key to our growth, and we may be adversely affected if we lose any member of our senior management; our industry is already competitive and could become more competitive; if there is a change in federal or state laws, rules, regulations, or in interpretations of such federal or state laws, rules or regulations, we may be required to redeem our physician partners’ ownership interests in anesthesia companies under the savings clause in our joint venture operating agreements; changes in the United States federal Anti-Kickback Statute and Stark Law and/or similar state laws, rules, and regulations could result in criminal offences and potential sanctions; our employees and business partners may not appropriately secure and protect confidential information in their possession; we are dependent on complex information systems; we may be subject to criminal or civil sanctions if we fail to comply with privacy regulations regarding the protection, use and disclosure of patient information; we have a legal responsibility to the minority owners of the entities through which we own our anesthesia services business, which may conflict with our interests and prevent us from acting solely in our own best interests; a significant number of our affiliated physicians could leave our affiliated Ambulatory Surgical Centers; if regulations or regulatory interpretations change, we may be obligated to re-negotiate agreements of our anesthesiologists or other contractors; the continuing development of our products and provision of our services depends upon us maintaining strong relationships with physicians; we operate in an industry that is subject to extensive federal, state, and local regulation, and changes in law and regulatory interpretations; unfavorable changes or conditions could occur in the states where our operations are concentrated; government authorities or other parties may assert that our business practices violate antitrust laws; if we were to lose our foreign private issuer status under United States federal securities laws, we would likely incur additional expenses associated with compliance with United States securities laws applicable to United States domestic issuers; significant shareholders of the Company could influence our business operations, and sales of our shares by such significant shareholders could influence our share price; anti-takeover provisions could discourage a third party from making a takeover offer that could be beneficial to our shareholders; changes in the medical industry and the economy may affect the Company’s business; our industry is the subject of numerous governmental investigations into marketing and other business practices which could result in the commencement of civil and/or criminal proceedings, substantial fines, penalties, and/or administrative remedies, divert the attention of our management, and have an adverse effect on our financial condition and results of operations; evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty; we may face exposure to adverse movements in foreign currency exchange rates.

For a complete discussion of the Company's business including the assumptions and risks set out above, see the Company's annual information form which is available on SEDAR at www.sedar.com.

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OVERVIEW

CRH Medical Corporation (“CRH”) is a North American company focused on providing gastroenterologists (“GI’s”) with innovative services and products for the treatment of gastrointestinal (“GI”) diseases. In 2014, CRH acquired a full service gastroenterology anesthesia company, Gastroenterology Anesthesia Associates, LLC (“GAA”), which provides anesthesia services for patients undergoing endoscopic procedures. CRH has complemented this transaction with fifteen additional acquisitions of GI anesthesia companies since GAA.

According to the Centers for Disease Control and Prevention (“CDS”), colorectal cancer is the second leading cause of cancer-related deaths in the United States and recent research indicates that the incidence of colon cancer in young adults is on the rise. The CDS has implemented campaigns to raise awareness of GI health and drive colorectal cancer screening rates among at risk populations. Colon cancer is treatable if detected early and screening colonoscopies are the most effective way to detect colon cancer in its early stages. Anesthesia-assisted endoscopies are the standard of care for colonoscopies and upper endoscopies.

CRH’s goal is to establish itself as the premier provider of innovative products and essential services to GI’s throughout the United States. The Company’s CRH O’Regan System distribution strategy focuses on physician education, patient outcomes, and patient awareness. The O’Regan System is a single use, disposable, hemorrhoid banding technology that is safe and highly effective in treating hemorrhoid grades I – IV. CRH distributes the CRH O’Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians, allowing CRH to create meaningful relationships with the physicians it serves.

The Company has financed its cash requirements primarily from revenues generated from the sale of its product directly to physicians, GI anesthesia revenue, equity financings, debt financings and a revolving and term credit facility. The Company’s ability to maintain the carrying value of its assets is dependent on successfully marketing its products and services, obtaining reasonable rates for anesthesia services and maintaining future profitable operations, the outcome of which cannot be predicted at this time. The Company has also stated its intention to acquire or develop additional GI anesthesia businesses. In the future, it may be necessary for the Company to raise additional funds for the continuing development of its business plan, including additional acquisitions.

For further information about CRH Medical Corporation, including the Company’s Annual Information Form, please visit the Company website at www.crhmedcorp.com or www.sedar.com, or email us at ir@crhmedcorp.com.

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SELECTED IFRS FINANCIAL INFORMATION

	Q1 2018	Q1 2017 (restated4)

Anesthesia services revenue	$22,108,625	$18,592,336
Product sales revenue	2,556,876	2,776,315
Total revenue	24,665,501	21,368,651

Total operating expenses, including:	20,205,352	16,423,049
Depreciation and amortization expense	7,106,474	5,068,951
Stock based compensation expense	828,496	906,374

Operating income	4,460,149	4,945,602

Net and comprehensive income	$3,181,651	$3,302,118
Attributable to:
Shareholders of the Company	1,427,867	1,541,856
Non-controlling interest[1]	1,753,784	1,760,262

Earnings per share attributable to shareholders:
Basic	$0.020	$0.021
Diluted	$0.019	$0.020

Total assets	$192,380,422	$172,775,554
Total non-current liabilities	$61,913,744	$56,392,559
Total liabilities	$70,736,550	$69,509,684

NON-IFRS FINANCIAL MEASURES

In addition to results reported in accordance with IFRS, the Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include Adjusted operating EBITDA and Adjusted operating expenses. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business.

SELECTED FINANCIAL INFORMATION – NON-IFRS MEASURES

	Q1 2018	Q1 2017 (restated4)

Total Adjusted operating expenses[2]	$12,251,814	$10,320,844

Adjusted operating EBITDA[3] – non-controlling interest[1]	4,182,351	3,328,502
Adjusted operating EBITDA[3] - shareholders of the Company	8,231,336	7,719,306
Adjusted operating EBITDA[3] - total	$12,413,687	$11,047,808

1 Non-controlling interest reflects the ownership interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.

2 Adjusted operating expenses: This is a non-IFRS measure defined as operating expenses before acquisition related expenses, stock based compensation, depreciation, amortization and asset impairment charges. Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.

3 Adjusted operating EBITDA: This is a non-IFRS measure defined as operating income before interest, taxes, depreciation, amortization, stock based compensation, acquisition related expenses and asset impairment charges. Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.

4 On adoption of IFRS 15, the Company restated prior year revenue and operating expenses. The restatement had no impact on net income. Refer to note 3 of the unaudited interim financial statements for the three months ended March 31, 2018.

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RECENT EVENTS

In the first quarter of 2018, the Company’s financial results reflect the impact of the CMS 2018 Medicare Final Physician Fee Schedule and the acquisition of an additional anesthesia services provider.

CMS 2018 Medicare Final Physician Fee Schedule – January 2018

The final CMS 2018 Medicare Physician Fee Schedule was announced on November 2, 2017 and updated the payment policies, payment rates, and other provisions for services furnished under the Medicare Physician Fee Schedule on or after January 1, 2018.

The Medicare Final Physician Fee Schedule changed the billing structure for CRH’s primary billing code for anesthesia provided in conjunction with a lower endoscopy by eliminating the existing billing code and replacing it with two new billing codes. The new billing codes had the net effect of decreasing the amount CRH billed and collected for anesthesia services provided in conjunction with a lower endoscopy.

When the original fee schedules were announced, the Company analyzed the impact of the new codes on its business and had determined that if the new codes were implemented as proposed based on our then current financial results, anesthesia revenue per case would decrease by approximately 12%. Actual experience in the three months ended March 31, 2018 was a decrease in revenue per case of approximately 10.5%.

Shreveport Sedation Associates, LLC (“SSA”) – March 2018

On March 19, 2018, a subsidiary of the Company entered into an asset purchase agreement to acquire 100% of certain assets of an anesthesia services provider in Louisiana. The purchase consideration, paid via cash, for the acquisition was $9,404,148.  The fair value of the exclusive professional service agreement which was acquired as part of this acquisition was $9,300,000. The Company also acquired a prepaid asset as part of the acquisition.

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NON-IFRS FINANCIAL MEASURES

In addition to results reported in accordance with IFRS, the Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include Adjusted operating EBITDA and Adjusted operating expenses. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business.

The Company defines Adjusted operating EBITDA as operating earnings before interest, taxes, depreciation, amortization, stock based compensation, acquisition related expenses and asset impairment charges. Adjusted operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses Adjusted operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance.

The Company defines Adjusted operating expenses as operating expenses before expenses related to acquisitions, stock based compensation, depreciation, amortization and asset impairment charges. Adjusted operating expenses is presented on a basis consistent with the Company’s internal management reports. The Company discloses Adjusted operating expenses to capture the non-operational expenses of the business before the impact of items not considered by management to impact operating decisions. The Company also discloses Adjusted operating expenses by segment.

Adjusted operating EBITDA and Adjusted operating expenses do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The Company cautions readers to consider these non-IFRS financial measures in addition to, and not as an alternative for, measures calculated in accordance with IFRS.

Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.

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SELECTED FINANCIAL INFORMATION – IFRS and NON-IFRS MEASURES

	Q1 2018	Q1 2017 (restated4)

Anesthesia services revenue	$22,108,625	$18,592,336
Product sales revenue	2,556,876	2,776,315
Total revenue	24,665,501	21,368,651

Adjusted operating expenses[1]
Anesthesia services	10,416,049	8,299,328
Product sales	1,092,835	1,036,979
Corporate	742,930	984,537
Total Adjusted operating expenses[1]	$12,251,814	$10,320,844

Adjusted operating EBITDA[2] – non-controlling interest[3]	4,182,351	3,328,502
Adjusted operating EBITDA[2] - shareholders of the Company	8,231,336	7,719,306
Adjusted operating EBITDA[2] – total	$12,413,687	$11,047,808

Adjusted Operating EBITDA[2] per share attributable to shareholders:
Basic	$0.113	$0.106
Diluted	$0.111	$0.102

1 Adjusted operating expenses: This is a non-IFRS measure defined as operating expenses before acquisition related expenses, stock based compensation, depreciation, amortization and asset impairment charges. Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.

2 Adjusted operating EBITDA: This is a non-IFRS measure defined as operating income before interest, taxes, depreciation, amortization, stock based compensation, acquisition related expenses and asset impairment charges. Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.

3 Non-controlling interest reflects the ownership interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.

4 On adoption of IFRS 15, the Company restated prior year revenue and operating expenses. The restatement had no impact on net income or adjusted operating EBITDA. Refer to note 3 of the unaudited interim financial statements for the three months ended March 31, 2018.

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RESULTS OF OPERATIONS – three months ended March 31, 2018

Except where otherwise indicated, all financial information discussed below is 100% of the consolidated results of the Company and includes both the Company’s interest in subsidiaries, as well as the interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.

Revenue

Revenues for the three months ended March 31, 2018 were $24,665,501 compared to $21,368,651 for the three months ended March 31, 2017.

Revenues from anesthesia services for the three months ended March 31, 2018 were $22,108,625 compared to $18,592,336 for the three months ended March 31, 2017. As noted below, the increase was primarily due to the Company’s anesthesia acquisitions completed mid-year in 2017; however, there were a number of factors which impacted the change in revenue between the first quarter of 2018 and the first quarter of 2017. The $3.5 million increase in revenue from the prior period is reflective of the following:

•	growth through acquisitions completed in 2017 and 2018 contributed $7.4 million of the increase when comparing the two periods. This is comprised of growth from acquisitions completed in 2017 ($7.3 million) and growth from acquisitions completed in 2018 ($0.1 million);

•	the impact of the CMS final fee schedule resulted in a decrease in revenue of approximately $2.0 million when compared to the first quarter of 2017;

•	executing contracts with non-contracted payors, primarily related to entities acquired in 2016, decreased revenue by $1.4 million when compared to the first quarter of 2017;

•	the change in payor mix between federal and commercial decreased revenue by approximately $0.1 million;

•	a negative adjustment as a result of the change in the impact of revenue estimates of $0.7 million, which includes $0.3 million of non-recurring items, when compared to 2017; and

•	revenue growth from our exclusive agreement to develop and manage a monitored anesthesia care program with Puget Sound Gastroenterology of approximately $0.3 million.

As adjusted operating expenses are largely fixed in nature, changes in revenue primarily drive changes in operating income and adjusted operating EBITDA.

In the three months ended March 31, 2018, the anesthesia services segment serviced 57,657 patient cases compared to 42,363 patient cases during the three months March 31, 2017.

The tables below summarizes our approximate payor mix as a percentage of all patient cases for three months ended March 31, 2018 and 2017.

	Three months ended
Payor	March 31, 2018	March 31, 2017	Change
Federal	40.5%	38.4%	5.5%
Commercial	59.5%	61.6%	(3.4%)
Total	100.0%	100.0%

The payor mix for the three months ended March 31, 2018 includes acquisitions that were completed mid-year in 2017 and 2018 and as a result is not directly comparable to the payor mix for the three months ended March 31, 2017. As we acquire anesthesia providers, these providers may have different payor mix profiles and impact our overall payor mix above.

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The table below summarizes our approximate payor mix as a percentage of all patient cases for the three months ended March 31, 2018 and 2017, but excludes patient cases related to acquisitions completed in 2017 and 2018.

	Three months ended
Payor	March 31, 2018	March 31, 2017	Change
Federal	39.5%	37.8%	4.5%
Commercial	60.5%	62.2%	(2.7%)
Total	100.0%	100.0%

We had previously reported that the CMS final rule, implemented effective January 1, 2018, would impact our revenue per case by approximately 12.0%. Actual results to date have shown an impact of approximately 10.5%. In addition, we had reported at year end that the revenue per case we receive from our commercial payors would decrease approximately 5% as we contract with payors for acquisitions completed prior to December 31, 2017. During the first quarter of 2018 the Company did not enter into any material contracts with commercial payors. We expect the total impact to revenue from these reductions in the anesthesia revenue per case to be offset through organic growth in patient cases and revenue generated through the deployment of available capital for future acquisitions as we progress through the year.

Seasonality is driven by both patient cases and seasonal payor mix. As a result, revenue per patient will fluctuate quarterly. The seasonality of patient cases for fiscal 2017 is provided below for organic patient cases; it excludes patient cases relating to acquisitions completed in 2017. The Company expects similar seasonality in 2018.

Seasonality	Q4	Q3	Q2	Q1
Patient cases	26.9%	24.9%	24.4%	23.8%

Revenues from product sales for the three months ended March 31, 2018 were $2,556,876 compared to $2,776,315 for the first quarter of 2017. The first quarter of 2017 reflected higher than normal quarterly sales for this segment; hence the decrease when compared to 2018. The Company continues to successfully execute on the Company’s direct to physician program that allows physicians to purchase our hemorrhoid banding technology, treatment protocols, marketing and operational experience. As of March 31, 2018, the Company has trained 2,744 physicians to use the O’Regan System, representing 1,054 clinical practices. This compares to 2,490 physicians trained, representing 963 clinical practices, as of March 31, 2017.

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Total adjusted operating expenses

For the three months ended March 31, 2018, total adjusted operating expenses were $12,251,814 compared to $10,320,844 for the three months ended March 31, 2017. Increases in adjusted operating expenses are primarily related to adjusted operating expenses in the anesthesia services business. Factors impacting the fluctuation of total adjusted operating expenses are consistent with those impacting operating expenses.

Anesthesia services adjusted operating expenses for the three months ended March 31, 2018 were $10,416,049, compared to $8,299,328 for the three months ended March 31, 2017. Anesthesia services adjusted operating expenses primarily include labor related costs for Certified Registered Nurse Anesthetists and MD anesthesiologists, medical drugs and supplies, and billing and management related expenses. The Company’s first anesthesia acquisition was in the fourth quarter of 2014, with fifteen further acquisitions completed in 2015, 2016, 2017 and 2018. As a result, the first quarter of 2018 is not directly comparable to 2017, with the majority of the increase relating to operating expenses for acquired companies. Though quarterly revenue may fluctuate significantly, quarterly adjusted operating expenses, which are primarily employee related costs, due to their fixed nature, are not expected to fluctuate materially. These expenses are primarily impacted by the Company’s acquisition strategy.

Product sales adjusted operating expenses for the three months ended March 31, 2018 were $1,092,835 compared to $1,036,979 for the three months ended March 31, 2017. Though sales have decreased from the first quarter of 2017, costs have not decreased as much of the cost base for the product segment is fixed. Employment and related costs have remained consistent with the first quarter of 2017, with the increase relating to higher product support costs, specifically travel costs relating to marketing and training. Product sales expenses primarily include employee wages, product cost and support, marketing programs, office expenses, professional fees, and insurance. In the future, the Company expects adjusted operating expenses to increase as the Company continues to invest in activities aimed at increasing demand for training and use of the CRH O’Regan System.

Corporate adjusted operating expenses for the three months ended March 31, 2018 were $742,930 compared to $984,537 for the three months ended March 31, 2017. The decrease in corporate adjusted operating expense is a reflection of lower professional fees, employee related costs, and travel expenses when compared to the first quarter of 2017. The reduction in professional fees reflects decreased corporate activity in 2018; similarly travel expenses reflect the same. The decrease in employee related costs is reflective of the additional employer payroll liabilities incurred in 2017 as a result of the vesting of restricted share units.

Operating Income

Operating income for the three months ended March 31, 2018 was $4,460,149 compared to $4,945,602 for the same period in 2017. Contributing to the decrease in operating income for the period is an increase in total adjusted operating EBITDA of $1,365,879, offset by the following:

•	incremental costs related to the amortization of acquired professional service agreements relating to acquisitions completed in 2017 and 2018 of $1,937,127; and

•	a decrease in stock based compensation expense of $77,878.

Fluctuations in revenue will not necessarily result in correlating fluctuations in operating expenses due to the fixed nature of these costs and as such will impact operating income.

Anesthesia operating income for the three months ended March 31, 2018 was $4,466,575 a decrease of $492,586 from the same period in 2017. This decrease is primarily reflective of the incremental costs related to the amortization of acquired professional service agreements relating to acquisitions completed in 2017 and 2018, offset by the increase in operating EBITDA for anesthesia in the period.

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Product operating income for the three months ended March 31, 2018 was $1,340,222, a decrease of $276,134 from the same period in 2017. The decrease is primarily a result of the decreased revenue in the first quarter of 2018 when compared to 2017.

Adjusted operating EBITDA

Adjusted operating EBITDA attributable to shareholders of the Company for the three months ended March 31, 2018 was $8,231,336, an increase of $512,030 from the three months ended March 31, 2018. The increase in adjusted operating EBITDA attributable to shareholders is primarily a reflection of the contributions from acquisitions completed in 2017, offset by the impacts of the CMS final rule, and the impact of moving from non-contracted to in contract status for commercial payors.

Adjusted operating EBITDA attributable to non-controlling interest was $4,182,351 for the three months ended March 31, 2018. This comprises the non-controlling interests’ share of revenues of $6,942,480 and adjusted operating expenses of $2,760,129.

Total adjusted operating EBITDA was $12,413,687 for the three months ended March 31, 2018, an increase of $1,365,879 from the same period in 2017.

Net finance (income) / expense

As a result of the Company’s debt facilities and long-term finance obligations, the Company has recorded a net finance expense of $584,513 for the three months ended March 31, 2018, compared to net finance expense of $1,246,215 for the three months ended March 31, 2017. Net finance expense is comprised of both interest and other debt related expenses, including fair value adjustments, as well as foreign exchange gains and losses on the Crown debt which was denominated in Canadian dollars. On June 26, 2017, the Company paid off and extinguished its Crown debt. As a result of the extinguishment of the Crown debt, the Company’s cash interest is significantly lower than it has been in prior periods, with the difference between the first quarter of 2018 finance expense and the first quarter of 2017 finance expense reflective of this.

During the three months ended March 31, 2018, the Company recognized a fair value adjustment (recovery of $165,625) in respect of its earn-out obligation. The fair value adjustment resulted from changes in estimates underlying the Company’s earn-out obligation. The changes in estimates underlying the Company’s earn-out obligation were driven primarily by the changes in the discount rate utilized as well as the probabilities underlying payment.

The Company did not record any exchange gains or losses within finance income during the quarter as the Company did not hold any Canadian denominated debt in the period. In the quarter ended March 31, 2017, the Company recorded an exchange gain of $89,638 in relation to the Crown note. In the three months ended March 31, 2018, finance expense, excluding fair value adjustments and the impact of foreign exchange was $750,138, compared to $1,320,990 for the three months ended March 31, 2017.

Cash interest paid in the three months ended March 31, 2018 was $668,023 compared to $829,834 for the three months ended March 31, 2017. At March 31, 2018, the Company owed $60.0 million under the amended Scotia Facility as compared to $61.7 million owed at December 31, 2017. The Company anticipates that, in future, cash interest will fluctuate as the Company draws or repays on its Facility.

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	Three months ended
	March 31, 2018	March 31, 2017
Finance income:
Foreign exchange (gain)	$-	$(89,638)
Net change in fair value of financial liabilities at fair value through earnings	(165,625)	-
Total finance income	$(165,625)	$(89,638)

Finance expense:
Interest and accretion expense on borrowings	$668,024	$1,086,675
Accretion expense on earn-out obligation and deferred consideration	44,981	159,574
Amortization of deferred financing fees	37,133	74,274
Net change in fair value of financial liabilities at fair value through earnings	-	14,863
Other	-	467
Total finance expense	$750,138	$1,335,853
Net finance expense	$584,513	$1,246,215

Income tax expense

For the three months ended March 31, 2018, the Company recorded an income tax expense of $693,985 compared to income tax expense of $397,269 for the three months ended March 31, 2017. Income tax expense relates only to income attributable to the Company’s shareholders. The effective tax rate experienced in the first quarter of 2018 is reflective of expectations for the effective tax rate for the remainder of the year.

Net and comprehensive income

For the three months ended March 31, 2018, the Company recorded net and comprehensive income attributable to shareholders of the Company of $1,427,867 compared to net and comprehensive income attributable to shareholders of $1,541,856 for the three months ended March 31, 2017. The decrease year over year is largely a reflection of the decreased operating income in the year.

Net and comprehensive income attributable to non-controlling interest was $1,753,784 for the three months ended March 31, 2018. This is consistent with the net and comprehensive income attributable to non-controlling interest in the first quarter of 2017.

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SUMMARY OF QUARTERLY RESULTS (Unaudited)

The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2017, except where restated in accordance with the adoption of IFRS 15. Refer to footnote 6.

Seasonality impacts quarterly anesthesia and product revenues. With our expenses primarily fixed, adjusted operating EBITDA margins will fluctuate quarterly with operating EBITDA margins being greater during the fourth quarter of each year and operating EBITDA margins being less during the first quarter of each year. Seasonality also impacts net income as net income will fluctuate with fluctuations in adjusted operating EBITDA.

(in 000’s of US$, except EPS)	Q1 ‘18	Q4 ‘17[6]	Q3 ‘17[6]	Q2 ‘17[6]	Q1 ‘17[6]	Q4 ‘16[6]	Q3 ‘16[6]	Q2 ‘16[6]
Anesthesia services revenue	22,109	27,478	19,294	18,140	18,592	21,637	18,319	13,150
Product sales revenue	2,557	3,072	2,865	2,788	2,776	2,814	2,661	2,657
Total revenue	24,666	30,550	22,159	20,928	21,369	24,451	20,980	15,807
Total operating expense	20,205	28,332	18,507	17,190	16,423	15,278	14,386	10,766
Adjusted operating expenses[1]
Anesthesia services[1]	10,416	11,411	9,177	8,712	8,299	8,121	7,666	5,378
Product sales[1]	1,093	1,295	1,094	1,142	1,037	1,083	974	1,004
Corporate[1]	743	882	994	844	985	746	685	853
Product sales – adjusted margin[5]	57%	58%	62%	59%	63%	61%	63%	62%
Anesthesia services – adjusted margin[5]	53%	58%	52%	52%	55%	62%	58%	59%
Total adjusted operating expenses[1]	12,252	13,588	11,265	10,698	10,320	9,950	9,325	7,235
Operating income	4,460	2,219	3,652	3,738	4,946	9,173	6,595	5,041
Adjusted operating EBITDA[2] - non-controlling interest[4]	4,182	5,473	3,119	2,878	3,329	4,219	2,533	1,518
Adjusted operating EBITDA[2] - shareholders of the Company	8,231	11,490	7,775	7,352	7,719	10,281	9,122	7,054
Adjusted operating EBITDA[2] - total	12,414	16,963	10,894	10,230	11,048	14,500	11,655	8,572
Net finance (income) expense	585	(9,834)	(400)	3,571	1,246	1,175	1,381	2,156
Income tax expense (recovery)[3]	694	5,755	603	(453)	397	1,643	188	1,219
Net income	3,182	6,298	3,448	620	3,302	6,354	5,026	1,666
Attributable to:
Shareholders of the Company	1,428	3,282	2,228	(494)	1,542	3,470	2,870	1,269
Non-controlling interest[4]	1,754	3,016	1,219	1,114	1,760	2,884	2,156	397

Adjusted Operating EBITDA[2] per share attributable to shareholders
Basic	0.113	0.156	0.105	0.099	0.106	0.142	0.127	0.099
Diluted	0.111	0.153	0.103	0.097	0.102	0.138	0.123	0.095
Earnings (loss) per share attributable to shareholders
Basic	0.020	0.044	0.030	(0.007)	0.021	0.048	0.040	0.018
Diluted	0.019	0.044	0.030	(0.007)	0.020	0.047	0.039	0.017

1 Adjusted operating expenses: This is a non-IFRS measure defined as operating expenses before acquisition related expenses, stock based compensation, depreciation, amortization and asset impairment charges. Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.

2 Adjusted operating EBITDA: This is a non-IFRS measure defined as operating earnings before interest, taxes, depreciation, amortization, stock based compensation, acquisition related corporate expenses and asset impairment charges. Refer to the end of this document for the reconciliation of reporting financial results to non-IFRS measures.

3 Income tax expense for the three months ended September 30, 2016 includes an immaterial adjustment related to the prior quarters in 2016 associated with the non-controlling interests’ share of income tax expense.

4 Non-controlling interest reflects the ownership interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.

5 Gross margin calculated with reference to sales less adjusted operating expenses

6 Restated as a result of the adoption of IFRS 15 effective January 1, 2018. The adoption of IFRS 15 and the restatement of comparative figures impacted anesthesia revenue and anesthesia operating expense, but had no impact on net income or adjusted operating EBITDA. Refer to note 3 of the unaudited interim financial statements for the three months ended March 31, 2018 for the impact of IFRS 15 adoption.

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LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2018, the Company had $4,832,332 in cash and cash equivalents compared to $12,486,884 at the end of 2017. The decrease in cash and equivalents is primarily a reflection of cash generated from operations, less cash used to finance normal course issuer bid repurchases, the SSA acquisition and debt repayments during the three months ended March 31, 2018.

Working capital was $11,409,331 compared to working capital of $20,102,948 at December 31, 2017.    The Company expects to meet its short-term obligations, including short-term obligations in respect of its notes payable and deferred consideration through cash earned through operating activities. The average number of days receivables outstanding at March 31, 2018 was 51 days. At December 31, 2017, the average number of days receivables outstanding was 42 days. Traditionally, the receipt of payments is slower in the first quarter of the year as patients have not met insurance deductibles. Also impacting the days receivable outstanding as of March 31, 2018 is the implementation of the new CMS billing codes which resulted in delays in the processing of payments by payors.

The Company has financed its operations primarily from revenues generated from product sales and anesthesia services and through equity and debt financings and a revolving credit facility. As of March 31, 2018, the Company has raised approximately $51 million from the sale and issuance of equity securities. The Company also obtained debt financing of $52 million via senior and subordinated credit facilities with Crown, Bloom Burton and Knight in 2014 and entered into a revolving credit facility with the Bank of Nova Scotia for $33 million in 2015, which was subsequently increased to $55 million in 2016. Most recently, the Company amended its debt facility with the Bank of Nova Scotia, increasing its facility to $100 million on June 26, 2017. As at March 3, 2018, the Company owed $60.0 million under the facility.

The Company’s credit facility as at March 31, 2018 is described as follows:

The Bank of Nova Scotia (“Scotia Facility”)

On November 24, 2015, the Company entered into a credit facility with the Bank of Nova Scotia. The facility, which had a maturity date of April 30, 2018, provided financing of up to $55,000,000, after amendment on June 15, 2016. In conjunction with the 2016 amendment, the Company paid $390,400 in fees to the Bank of Nova Scotia and legal counsel.

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On June 26, 2017, the Company amended the Scotia Facility to provide financing of up to $100,000,000 via a revolving and term facility. The amended facility has a maturity date of June 26, 2020. In conjunction with this amendment, the Company incurred fees of $445,598. The amendment was determined to be a substantial modification and the Company extinguished the previous Scotia facility and wrote off deferred financing costs related to the previous facility of $173,511. As at March 31, 2018, the Company had drawn $60,000,000 on the amended facility (2017 - $61,700,000). The Facility is repayable in full at maturity, with scheduled principal repayments on a quarterly basis beginning September 30, 2017 based on the initial principal issued under the term facility. The facility bears interest at a floating rate based on the US prime rate, LIBOR or bankers’ acceptance rates plus an applicable margin. At March 31, 2018, interest on the facility is calculated at LIBOR plus 2.50% on the revolving portion and term portion of the facility. The Facility is secured by the assets of the Company. As at March 31, 2018 the Company is required to maintain the following financial covenants in respect of the Facility:

Financial Covenant	Required Ratio
Total funded debt ratio	2.50:1.00
Fixed charge coverage ratio	1.15:1.00

The Company is in compliance with all covenants at March 31, 2018.

Cash provided by operating activities for the three months March 31, 2018 was $11,859,575 compared to $7,991,021 in the same period in fiscal 2017. Cash provided by operating activities is reflective of adjusted operating EBITDA earned in the period.

The Company’s near-term cash requirements relate primarily to interest payments, quarterly principal payments in respect of the Scotia Facility, annual payments in respect of the deferred consideration in relation to the Austin acquisition, purchases under the Company’s normal course issuer bid, operations, working capital and general corporate purposes, including further acquisitions. Based on the current business plan, the Company believes cash and cash equivalents and the availability of its revolving credit facility will be sufficient to fund the Company’s operating, debt repayment and capital requirements for at least the next 12 months. The Company updates its forecasts on a regular basis and will consider additional financing sources as appropriate.

There were no significant changes in the Company’s contractual commitments compared with those set forth in the Company’s 2017 Management Discussion and Analysis, available on SEDAR at www.sedar.com.

OUTSTANDING SHARE CAPITAL

As at March 31, 2018, there were 72,907,288 common shares issued and outstanding for a total of $54,029,910 in share capital.

As at March 31, 2018, there were 1,344,687 options outstanding at a weighted-average exercise price of $0.53 per share, of which 1,344,687 were exercisable into common shares at a weighted-average exercise price of $0.53 per share. As at March 31, 2018, there were 2,576,500 share units issued and outstanding.

As at April 27, 2018 there were 72,636,188 common shares issued and outstanding for a total of $53,899,763 in share capital. There are 1,344,687 options outstanding at a weighted-average exercise price of $0.53 per share, of which 1,344,687 are exercisable into common shares at a weighted average price of $0.53 per share. As at April 27, 2018, there are 2,576,500 share units issued and outstanding.

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OFF BALANCE SHEET ARRANGEMENTS

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition.

PROPOSED TRANSACTIONS

As at March 31, 2018, the Board of Directors had not committed to proceed with any proposed asset or business acquisitions or dispositions that are not disclosed herein.

TRANSACTIONS WITH RELATED PARTIES

Balances and transactions between the Company and its wholly owned subsidiaries and entities over which the Company has control have been eliminated on consolidation.

For the three months ended March 31, 2018, the Company had related party transactions with key management personnel pertaining to the ordinary course of their employment or directorship arrangements. In addition, the Company made product sales to companies owned or controlled by one of the Company’s Directors.

DISCLOSURE CONTROLS AND PROCEDURES (DCP) AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (ICFR)

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed in the prescribed filings and reports filed with the Canadian securities regulatory authorities is recorded, processed, summarized and reported on a timely basis. The Company’s controls are also designed to provide reasonable assurance that information required to be disclosed is assimilated and communicated to senior management in a timely manner so that appropriate decisions can be made regarding public disclosure.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards. Management, including the Company’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR, which has been developed based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO (2013)).

During the first quarter of 2018, there were no significant changes in the Company’s internal controls over financial reporting that have materially affected or are reasonably likely to affect the Company’s internal controls over financial reporting.

As permitted by National Instrument 52-109, the evaluation of the design of disclosure controls and procedures and internal controls over financial reporting does not include controls, policies and procedures covering the Company’s acquisition completed in the first quarter of 2018. Prior to its acquisition by the Company, SSA was a privately held company. Revenues totaling $134,862 and net income before tax of $60,538 from this acquisition was included in our consolidated interim financial statements for the quarter ended March 31, 2018.

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CRITICAL ACCOUNTING ESTIMATES

There were no significant changes to the Company’s critical accounting estimates during the quarter ended March 31, 2018, except as it relates to the Company’s adoption of IFRS 15, as described below.

The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective. Amendments, standards and interpretations that are issued but not yet effective are described in the Company’s annual financial statements for the period ended December 31, 2017. The Company has initially adopted IFRS 15, Revenue from Contacts with Customers as at January 1, 2018. A number of other new standards are effective from January 1, 2018, including IFRS 9, Financial Instruments, but they do not have a material effect on the Company’s financial statements.

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaced IAS 18, Revenue, IAS 11, Construction Contracts and related interpretations. The two permitted transition methods under the new standard are the full retrospective method, in which case the standard is applied to each prior reporting period presented and the cumulative effect of apply the standard is recognized in the earliest period show, or the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized in retained earnings at January 1, 2018, the date of initial application. Effective January 1, 2018, the Company adopted IFRS 15 using the full retrospective method.

The Company recognizes revenue upon a transfer of control of the asset to the customer. For anesthesia services, a transfer of control occurs upon completion of service to the customer (patient). For product sales, a transfer of control occurs upon shipment of product to the customer (physician). Control of goods passes to the customer (physician) upon shipment primarily because the customer obtains both legal title to the goods and an obligation to pay for the goods upon shipment. Each contract, whether for anesthesia services or product sales, contains only a single performance obligation since physicians who purchase ligators are not the ones performing endoscopies or colonoscopies that require anesthesia.

IFRS 15 requires management to estimate the transaction price including any implicit price concessions. IFRS 15 also requires that changes to the transaction price be recorded as adjustments to revenue. Under IFRS 15, where there are implicit price concessions arising from the credit approval process, this is considered to be variable consideration. Variable consideration of this type is accounted for as adjustments to revenue recorded. Essentially the impact to the Company of adopting IFRS 15 is that revenue is reduced by the net uncollectible amounts which were previously recorded as bad debt expense. This only impacts the Company’s anesthesia services revenue. The net impact of adoption of IFRS 15 is a reduction in anesthesia services revenue and a corresponding reduction in anesthesia services expense with no impact to net income. There was no impact to the Company’s other operating segments.

In adopting IFRS 15, the Company has elected to make use of the following practical expedients:

•	incremental costs of obtaining a contract are recognised as an expense when incurred because the amortisation period of the asset that the Company otherwise would have recognised is one year or less; and

•	the promised amount of consideration has not been adjusted for the effects of a significant financing component because, at contract inception, the period between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

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The following table summarizes the impact of adopting IFRS 15 on the Company’s interim statement of operations and comprehensive income. Due to the nature of the adjustments, there was no impact to the consolidate balance sheet, statement of changes in equity or statement of cash flows.

For the three months ended March 31, 2017
	Note	As reported	Adjustments	Amounts without adoption of IFRS 15

Revenue:
Anesthesia services	a	$18,592,336	$1,170,096	$19,762,432
Product sales		2,776,315	-	2,776,315
		21,368,651	1,170,096	22,538,747

Expenses:
Anesthesia services expense	a	13,633,175	1,170,096	14,803,271
Product sales expense		1,159,959	-	1,159,959
Corporate expense		1,629,915	-	1,629,915
		16,423,049	1,170,096	17,593,145

Operating income		4,945,602	-	4,945,602

Finance income		(89,638)	-	(89,638)
Finance expense		1,335,853	-	1,335,853

Income before tax		3,699,387	-	3,699,387

Income tax expense		397,269	-	397,269

Net and comprehensive income		$3,302,118	-	$3,302,118

Attributable to:
Shareholders of the Company		$1,541,856	-	$1,541,856
Non-controlling interest		1,760,262	-	1,760,262
		$3,302,118	-	$3,302,118

a	Under IFRS 15, where there are implicit price concessions arising from the credit approval process, this is considered to be variable consideration. Variable consideration of this type is accounted for as adjustments to revenue recorded. This only impacts the Company’s anesthesia services revenue. Previously, collection risk was recorded as bad debt expense. The impact of the adoption of IFRS 15 serves to reduce revenue recorded historically by the bad debt expense recorded in the anesthesia services segment.

CRH’s critical accounting estimates are described in its MD&A for the year ended December 31, 2017, filed under the Company’s profile on www.sedar.com.

FUTURE CHANGES IN ACCOUNTING POLICIES

All accounting standards effective for periods beginning on or after January 1, 2018 have been adopted by the Company. New accounting pronouncements issued but not yet effective are described in note 3 to the annual consolidated financial statements for the year ended December 31, 2017. There are no new standards issued subsequent to December 31, 2017 which are considered to have an impact on the Company.

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FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, trade and other payables, employee benefit obligations, member loans, notes payable, deferred consideration and the Company’s earn-out obligation. The fair values of these financial instruments except the notes payable balances, deferred consideration, and the earn-out obligation, approximate carrying value because of their short-term nature. The earn-out obligation is classified as a financial instrument recorded at fair value through earnings. The fair value of the Scotia Facility approximates carrying value as it is a floating rate instrument. The carrying value of the deferred consideration approximates fair value as the discount rate used is reflective of the underlying credit risk of the Company.

Cash and cash equivalents and trade and other receivables are classified as loans and receivables, which are measured at amortized cost. Trade and other payables and employee benefit obligations are classified as other financial liabilities, which are measured at amortized cost. Notes payable balances and deferred consideration are also measured at amortized cost. The Company’s earn-out obligation is measured at fair value.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and market risk. There have been no significant changes to those risks impacting the Company since December 31, 2017, nor has there been a significant change in the composition of its financial instruments since December 31, 2017.

LEGAL PROCEEDINGS

The Company is a party to a variety of agreements in the ordinary course of business under which it may be obligated to indemnify third parties with respect to certain matters. These obligations include, but are not limited to contracts entered into with physicians where the Company agrees, under certain circumstances, to indemnify a third party, against losses arising from matters including but not limited to medical malpractice and product liability. The impact of any such future claims, if made, on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to final outcome of these potential claims

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NON-IFRS MEASUREMENTS

The following are non-IFRS measures and investors are cautioned not to place undue reliance on them and are urged to read all IFRS accounting disclosures present in the condensed consolidated interim financial statements and accompanying notes for the condensed consolidated interim financial statements for the three months ended March 31, 2018 and the consolidated financial statements and accompanying notes to the financial statements for the year ended December 31, 2017.

The Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include adjusted operating EBITDA and adjusted operating expenses. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business. These non-IFRS measures do not have any standardized meaning prescribed under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

The Company defines adjusted operating EBITDA as operating earnings before interest, taxes, depreciation, amortization, stock based compensation, acquisition related expenses and asset impairment charges. Adjusted operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses adjusted operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance.

The Company defines adjusted operating expenses as operating expenses before acquisition related expenses, stock based compensation, depreciation, amortization and asset impairment charges. Adjusted operating expenses are presented on a basis consistent with the Company’s internal management reports.

The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

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Adjusted operating EBITDA

For the three months ended	2018	2017				2016
(USD in thousands)	Mar	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Adjusted operating EBITDA attributable to:
Shareholders of the Company	8,231	11,489	7,775	7,352	7,719	10,281	9,122	7,054	5,914
Non-controlling interest	4,182	5,473	3,119	2,878	3,328	4,219	2,533	1,518	848
Total adjusted operating EBITDA	12,414	16,963	10,894	10,230	11,047	14,500	11,655	8,572	6,762
Amortization expense	(6,994)	(7,169)	(5,897)	(5,603)	(5,059)	(4,715)	(4,711)	(2,925)	(2,475)
Depreciation and related expense	(23)	(25)	(22)	(20)	(13)	(30)	(31)	(30)	(15)
Stock based compensation	(828)	(799)	(968)	(781)	(906)	(525)	(297)	(290)	(264)
Acquisition expenses	(109)	(97)	(355)	(88)	(127)	(58)	(21)	(286)	(62)
Impairment of inventory	-	-	-	-	-	-	-	-	-
Impairment of intangible assets	-	(6,653)	-	-	-	-	-	-	-
Operating income	4,460	2,219	3,652	3,738	4,946	9,172	6,595	5,041	3,946
Net finance income (expense)	(585)	9,834	400	(3,571)	(1,246)	(1,175)	(1,381)	(2,156)	289
Income tax (expense) recovery	(694)	(5,755)	(604)	453	(397)	(1,643)	(188)	(1,219)	(1,205)
Net and comprehensive income	3,182	6,298	3,448	620	3,302	6,354	5,026	1,666	3,030

Adjusted operating expenses1

For the three months ended	2018	2017				2016
(USD in thousands)	Mar	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar

Anesthesia services - adjusted operating expense	10,416	11,411	9,177	8,712	8,299	8,121	7,666	5,378	4,670
Amortization expense	6,993	7,169	5,897	5,603	5,056	4,715	4,711	2,925	2,475
Depreciation and related expense	1	3	2	3	2	1	3	2	2
Stock based compensation	123	71	100	106	149	120	38	27	17
Acquisition expenses	109	97	356	87	127	58	21	286	62
Impairment of intangible assets	-	6,653	-	-	-	-	-	-	-
Anesthesia services expense	17,642	25,404	15,532	14,511	13,633	13,014	12,439	8,618	7,226

Product sales - adjusted operating expense	1,093	1,295	1,094	1,142	1,037	1,083	974	1,004	998
Amortization expense	1	1	1	1	5	-	-	-	-
Depreciation and related expense	16	16	14	12	8	15	15	15	1
Stock based compensation	107	95	90	76	110	125	90	99	84
Impairment of inventory	-	-	-	-	-	-	-	-	-
Product sales expense	1,217	1,408	1,199	1,231	1,160	1,223	1,079	1,118	1,083

Corporate - adjusted operating expenses	743	882	994	844	985	746	684	853	754
Amortization expense	-	-	-	-	(4)	-	-	-	-
Depreciation and related expense	5	6	6	5	3	14	14	13	13
Stock based compensation	599	633	777	599	647	280	169	164	162
Corporate expense	1,347	1,521	1,776	1,448	1,630	1,040	867	1,030	929

Total adjusted operating expense	12,252	13,588	11,265	10,698	10,321	9,950	9,325	7,235	6,422
Total operating expense	20,205	28,332	18,507	17,190	16,423	15,278	14,386	10,766	9,238

1 Fiscal years 2017 and 2016 are restated for the adoption of IFRS 15, effective January 1, 2018. Refer to note 3 of the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2018.

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